SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                                 (Rule 13D)
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                           Grubb and Ellis Company
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share

                      (Title of Class of Securities)

                                   400095204
                                 (CUSIP number)

                              Steven M. Kleiman
                             Zazove Associates, LLC
                               1001 Tahoe Blvd.
                           Incline Village, NV 89451
                               (775) 886-1500
           (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               April 29, 2011
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



CUSIP No. 400095204

  1.  Names of Reporting Persons.  Zazove Associates, LLC
  2.  Check the Appropriate Box if a Member of a Group (see instructions)
      (a) [ ]
      (b) [ ]

  3.  SEC USE ONLY

  4.  Source of Funds (see instructions)  OO

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) [ ] or 2(e) [ ]

  6.  Citizenship or Place of Organization   Delaware


                   7.  Sole voting power       3,943,410 (1)
Number of
shares             8.  Shared Voting Power         -0-
beneficially
owned by           9.  Sole Dispositive Power  3,943,410 (1)
each
reporting          10. Shared Dispositve Power     -0-
person
with

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,943,410 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     5.4% (1)

14.  Type of Reporting Person (see instructions)   IA

(1) Reporting Person beneficially owns $8,850,000 principal amount of 7.95% Senior Convertible Notes Due 2015 (the "Convertible
     Notes"), which are convertible as of the date of this Schedule
     13D into 3,943,410 shares of Common Stock. The calculation of percentage ownership is based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010, as disclosed in the Issuer's Form 10-Q filed on November 12, 2010 plus 3,943,410 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Person.


CUSIP  400095204


Item 1. Security and Issuer.
        This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on March 25, 2011 and relates to Common Stock, par value $0.01 per share (the "Common Stock") of Grubb & Ellis Company, a Delaware corporation (the "Issuer"). The address of the executive offices of the Issuer is 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.


Item 2.	Identity and Background.
        This Schedule 13D is being filed by Zazove Associates, LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a registered investment advisor with its principle place of business being located at 1001 Tahoe Blvd., Incline Village, NV 89451.

        The Reporting Person is in the business of managing investment portfolios. Gene T. Pretti ("Pretti") is the controlling equity holder of the Reporting Person. Pretti's principal occupation or employment is as Chief Executive Officer and Sr. Portfolio Manager of the Reporting Person.

        During the past five years, neither the Reporting Person nor Pretti have been (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrtative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        The Reporting Person has discretionary authority with regard to portfolios that expended $8,234,350 of investment capital in acquiring the Convertible Notes.


Item 4. Purpose of Transaction


On April 29, 2011 the lock-up agreement signed on March 18, 2011
(the "Lock-Up Agreement") by the Reporting Person, Nisswa Convertibles Master Fund Ltd., Cohanzick Management, LLC, and Stonerise Capital
Partners Master Fund LP (collectively, the "Locked-Up Holders") expired according to its terms. With the expiration of the Lock-Up Agreement, the Reporting Person may no longer be deemed to be a member of a group with the other Locked-Up Holders within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Reporting Person acquired and continues to hold the Convertible Notes reported herein for certain investment portfolios over which the Reporting Person has discretionary authority for investment purposes only. The Reporting Person may from time to time engage the Issuer, its representatives or other relevant parties in discussions regarding matters relevant to the investment in the Issuer.
Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of its Convertible Notes or may purchase additional securities of the Issuer, on the open market or in a private transaction. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D of the Act.


The Reporting Person has determined that it currently expects its holdings and any future acquisitions of the Convertible
Notes to be held in the ordinary course of its business and neither with the purpose nor the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Therfore, going forward, the Reporting Person will file reports regarding its holdings of the issuer's securities on Schedule 13G in accordance with the appicable rules issued under the Exchange Act.

Item 5. Interest in Securities of the Issuer


(a) Reporting Person beneficially owns $8,850,000 principal amount of 7.95% Senior Convertible Notes Due 2015, which are convertible as of the date of this Schedule
     13D into 3,943,410 shares of Common Stock. The calculation of percentage ownership is based on 69,419,590 shares of Common Stock outstanding as of October 29, 2010, as disclosed in the Issuer's Form 10-Q filed on November 12, 2010 plus 3,943,410 shares of Common Stock that would be issued upon conversion of such convertible notes of the Issuer beneficially held by the Reporting Person.

(b) The Reporting Person has sole voting and dispostive power with regard to the Convertible Notes.

(c) During the past 60 days, the Reporting Person, in its capacity as investment advisor with discretionary authority, did not purchase any securities of the Issuer.

(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed herein, neither the Reporting Person nor Pretti has any has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

The Lock-Up Agreement dated March 18, 2011 between the Reporting
Person and the other parties signatory thereto was previously filed on March 25, 2011.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 29, 2011


Zazove Associates, LLC

Signature       /S/ Steven M. Kleiman
Name:	 	Steven M. Kleiman
Title:	 	Chief Operating Officer